Exhibit 99.4

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	IMPERIAL TOBACCO GROUP PLC		IN RESPECT OF (i) AND (iii) ABOVE

3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

	MICHAEL HUGH CREEDON HERLIHY		N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	HOLDING BY DIRECTOR IN 3 ABOVE		ORDINARY SHARES OF 10 PENCE EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

	MICHAEL HUGH CREEDON HERLIHY		DIVIDEND REINVESTMENT

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	5		0.000000492

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A

13.	Price per share or value of transaction	14.	Date and place of transaction

	£18.691		08 AUGUST 2008 – LONDON (ATTRIBUTED TO MR HERLIHY’S NOMINEE ACCOUNT ON 20 AUGUST 2008)

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

	2,173 SHARES – 0.000213%		20 AUGUST 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable

	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries

	N/A		T M WILLIAMS – DEPUTY COMPANY SECRETARY 0117 963 6636

Name of authorised official of issuer responsible for making notification

T M WILLIAMS

DEPUTY COMPANY SECRETARY

Date of notification  - 20 AUGUST 2008

Notes:   This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.